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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer KC-390 successfully concludes world demonstration tour

Gavião Peixoto, Brazil, July 21, 2017 - The new multi-mission military transport and tanker jet, the KC-390, concluded this week a successful 40-day demonstration tour. During this tour it flew over 19 countries and was presented to nine nations in Europe, Africa, Asia and Oceania. In total, 130 flawless flight hours were recorded, including several demonstration flights with representatives of potential operators.

The aircraft departed from Gavião Peixoto unit, in the state of São Paulo, and headed towards Sweden, where it was shown before flying to Le Bourget Airport, on the outskirts of Paris. There, the KC-390 was presented at the 52nd annual Paris Air Show, in June, making its flight display debut and becoming one of the highlights of the event. After France, the KC-390 continued to a series of demonstrations, before returning to Brazil this week.

“This tour allowed several representatives of potential operators to familiarize with the KC-390 and to learn about its flexibility, which makes it capable of carrying out a broad range of missions”, said Jackson Schneider, CEO and President of Embraer Defense & Security. “Everyone who had the chance to fly the aircraft praised its operational capabilities and its advanced design, which includes proven latest-generation technologies.”

The aircraft demonstrated remarkable robustness and presented 100% of availability throughout the tour, in which 52 landings were made in 18 different countries. In total, the KC-390 covered 49,537 nautical miles (91,743 km), equivalent to more than two turns around Earth over the equator. During demonstrations, the aircraft was evaluated in high temperature and high altitude take-offs, in low-level navigation (flying at 120ºF, or 49ºC, ambient temperature) and in simulated operational conditions, such as paratroopers dropping.

“We are very satisfied with the maturity that this product has already reached and fully confident that its certification will be achieved as scheduled. Soon, the KC-390 will be completely ready to meet all requirements for which it was designed, making it a true force multiplier, ready to serve any nation”, said Schneider.

The KC-390 is a tactical transport aircraft developed to establish new standards in its category while presenting the lowest life cycle cost on the market. It is capable of carrying out various missions, such as transporting cargo, troops or paratroopers, aerial refueling, in addition to supporting humanitarian missions, search and rescue missions, medical evacuation and aerial firefighting. The KC-390 can transport up to 26 metric tons of cargo at a maximum speed of 470 knots (870 km/h), as well as operating in hostile environments, including unprepared or damaged runways.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos	Alyssa Ten Eyck		Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	pressEMEA@embraer.fr	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +55 11 94254 4017	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +55 11 3040 1799	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

This is a Brazilian Air Force (FAB, in Portuguese) owned project, which hired Embraer in 2009 to develop the aircraft. The KC-390 test campaign is advancing in an extremely satisfactory way, meeting all aircraft requirements and validating all performance and capability objectives determined through the use of advanced engineering tools. Since the beginning of the flight test campaign, in October 2015, the KC-390 prototypes have demonstrated high rates of availability, accumulating more than 1,200 flight hours. The Initial Operational Capability should be achieved by the end of this year and deliveries are scheduled to begin in the first semester of 2018.

Follow us on Twitter: @Embraer

About Embraer Defense & Security

Leader in the aerospace and defense industry of Latin America, Embraer Defense & Security offers a complete line of integrated solutions, such as C4I (Command, Control, Communication, Computers and Intelligence Center) applications, leading edge technologies in the production of radars, advanced information and communication systems, integrated systems for border monitoring and surveillance, as well as military and government transportation aircraft. With a growing presence on the global market, Embraer Defense & Security products are present in more than 60 countries.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos	Alyssa Ten Eyck		Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	pressEMEA@embraer.fr	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +55 11 94254 4017	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +55 11 3040 1799	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer